

DIVISION OF
CORPORATION FINANCE
Mail Stop 3551

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

April 7, 2009

<u>By Facsimile and U.S. Mail</u>

Mr. Donald J. McDonald
Chief Financial Officer
Skinny Nutritional Corporation
3 Bala Plaza East, Suite 117
Bala Cynwyd, PA 19004

> **Re:** **Skinny Nutritional Corporation**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-K/A for the fiscal year ended December 31, 2007**
> **Filed April 1, 2009**
> **File No. 000-51313**

Dear Mr. McDonald:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                                        Sincerely,

                                        /s/ Andrew Mew

                                        Andrew Mew
                                        Accounting Branch Chief